

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 26, 2007

Mr. James F. Green
Chief Executive Officer
GS EnviroServices, Inc.
14B Jan Sebastian Drive
Sandwich, MA 02563

> **RE: GS EnviroServices, Inc.**
> **Form 10-QSB for the quarter ended June 30, 2007**
> **Filed July 31, 2007**
> **File No. 0-33513**

Dear Mr. Green:

We have completed our review of your Form 10-QSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Healthcare Services